PACIFIC DRILLING S.A.
ANNUAL GENERAL MEETING FOR HOLDERS AS OF 3/30/15
TO BE HELD ON 5/11/15

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Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET on May 5, 2015.

Vote by Internet: www.proxyvote.com

Vote by Phone: 1-800-454-8683

Vote by Mail: Use the envelope enclosed

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M90660-P64029

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following materials are available at www.proxyvote.com:
Notice of Meeting and Proxy Statement

		For	Against	Abstain
1.	Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the **Annual Accounts**);	☐	☐	☐
2.	Approval of the consolidated financial statements of the Company for the financial period from 1 January 2014 to 31 December 2014 prepared in accordance with United States Generally Accepted Accounting Principles (the **Consolidated Financial Statements**);	☐	☐	☐
3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2014 to 31 December 2014;	☐	☐	☐
4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2014 to 31 December 2014;	☐	☐	☐
5.	Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the company to be held in 2016:			
5.1	Ron Moskovitz	☐	☐	☐
5.2	Christian J. Beckett	☐	☐	☐
5.3	Laurence N. Charney	☐	☐	☐
5.4	Jeremy Asher	☐	☐	☐
5.5	Paul Wolff	☐	☐	☐
5.6	Elias Sakellis	☐	☐	☐
5.7	Cyril Ducau	☐	☐	☐
5.8	Robert A. Schwed	☐	☐	☐
5.9	Sami Iskander	☐	☐	☐
6.	Approval of compensation of the members of the Board of Directors;	☐	☐	☐

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

		For	Against	Abstain
7.	Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the **Companies Law**) and the terms of a Rule 10b5-1 Plan approved by the Board of Directors of the Company and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from 11 May 2015 until the annual general meeting of the company to be held in 2017 to acquire on the open market or otherwise by all means on one or several occasions, up to 10,000,000 shares of the Company's issued and outstanding shares of common stock (the **Repurchase Shares**) having USD 0.01 par value per share in such quantities and at such times and prices in the Board's discretion, provided that (a) the total purchase price paid for the Repurchase Shares does not exceed at any time the total amount of the Company's available free reserves (réserves disponibles) in the Company's share premium account, (b) the acquisition price per Repurchase Share shall not exceed the higher of the price of the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved and (c) the total number of the Repurchase Shares so acquired, does not exceed at any time 4.3% of the subscribed capital of the Company, in accordance with the Share Repurchase Program Terms and Conditions;	☐	☐	☐
8.	Authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program;	☐	☐	☐
9.	Re-appointment of KPMG Luxembourg, Réviseur d'entreprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2016.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX] Date